# BofA Securities Europe SA

## Form SBSE-A

Supplemental Filing Attachment:

**Amendment to Schedule B, Section II**

**Item 13B**

**January 23, 2025**

**BofA Securities Europe SA - Response to Item 13B of Form SBSE-A - Other entities that could not be entered on the form**

| Firm or Organization Name | UIC | Street Address 1 | Street Address 2 | City | State/Country | Zip + 4 Postal Code | Effective Date MM DD YYYY | Termination Date MM DD YYYY | Description |
|---|---|---|---|---|---|---|---|---|---|
| JOINT STOCK COMPANY "CITIBANK" | 549300E0ROTI7ACBZH02 | Bud.16-g, Dilova Str | | Kyiv | Ukraine | 03150 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| KBC Bank Bulgaria EAD | 5299009KAL4KO7584196 | 55 Nikola Vaptsarov Blvd., Expo 2000, Phase III, 4 floor | | Sofia | Bulgaria | 1407 | 10/26/2021 | 03/31/2024 | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| LCH LIMITED | F226TOH6YD6XJB17KS62 | Aldgate House, 33 Aldgate High Street | | London | United Kingdom | EC3N 1EA | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| LONDON STOCK EXCHANGE GROUP PLC | F226TOH6YD6XJB17KS62 | Aldgate House, 33 Aldgate High Street | | London | United Kingdom | EC3N 1EA | 10/26/2021 | 1/1/2024 | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| N A CITIBANK | E57ODZWZ7FF32TWEFA76 | 388 Greenwich Street | | New York | NY | 10013 | 10/26/2021 | 08/31/2024 | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| NASDAQ CLEARING AB | 54930002A8LR1AAUCU78 | Tullvaktsvägen 15 | | STOCKHOLM | SWEDEN | SE-115 56 | 10/26/2021 | | Third Party arrangement with others with respect to |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | Custody, Clearance, or Settlement |
| SKANDINAVISKA ENSKILDA BANKEN AB | F3JS33DEI6XQ4ZBPTN86 | Kungsträdgårdsgatan 8 | | STOCKHOLM | SWEDEN | SE-106 40 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| SKANDINAVISKA ENSKILDA BANKEN AB | 549300YW95G1VBBGGV07 | Meistaru iela 1, Valdlauci, Kekavas pag. | | Rigas raj. | Latvia | LV-1076 | 10/26/2021 | 03/31/2024 | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| SKANDINAVISKA ENSKILDA BANKEN AB | 549300SBPFE9JX7N8J82 | Gedimino ave.12 | | Vilnius | Lithuania | 01103 | 10/26/2021 | 03/31/2024 | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| SKANDINAVISKA ENSKILDA BANKEN AB | 549300ND1MQ8SNNYMJ22 | 2 Tornimäe Street | | Tallinn | Estonia | 15010 | 10/26/2021 | 03/31/2024 | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| SOCIETE GENERALE MAROCAINE DE BANQUES SA | 549300WHIMVBNIDQWK21 | 55, Boulevard Abdelmoumen | | Casablanca | Morocco | 20100 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANBIC IBTC BANK PLC | 029200098C3K8BI2D551 | I.B.T.C Place, Walter Carrington Crescent | Victoria Island | Lagos | Nigeria | 100 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANDARD CHARTERED BANK (INDONESIA BRANCH) | RILFO74KP1CM8P6PCT96 | World Trade Center II, 3rd Floor | Jl.Jend. Sudirman Kav.29-31 | Jakarta | Indonesia | 12920 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANDARD CHARTERED BANK (MAURITIUS) LIMITED | 549300R0Q58QYRNZLS10 | Standard Chartered Tower, 19th Bank Street, Cybercity | | Ebene | Mauritius | 72201 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| STANDARD CHARTERED BANK KENYA LTD | 549300RBHWW5EJIRG629 | 48 Westlands Road, P. O. Box 30003 | | Nairobi | Kenya | 00100 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANDARD CHARTERED BANK, BAHRAIN BRANCH | RILFO74KP1CM8P6PCT96 | Building no.180, Government Avenue | | Manama | Kingdon of Bahrain | 315 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANDARD CHARTERED BANK, DIFC BRANCH | RILFO74KP1CM8P6PCT96 | Standard Chartered Bank, Building 1 | DIFC, 4th Floor, PO Box 999 | Dubari | UAE | | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANDARD CHARTERED BANK, OMAN BRANCH | RILFO74KP1CM8P6PCT96 | Standard Chartered Bank, Bait Al Falaj Street | | Ruwi | Sultanate of Oman | | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| STANDARD CHARTERED BANK, UAE BRANCH | RILFO74KP1CM8P6PCT96 | Standard Chartered Bank, Building 1 | DIFC, 4th Floor, PO Box 999 | Dubari | UAE | | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| THE BANK OF NEW YORK MELLON | HPFHU0OQ28E4N0NFVK49 | 240 Green Street | | New York | NY | 10286 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED (SRI LANKA BRANCH) | 2HI3YI5320L3RW6NJ957 | No 24, Sir Baron Jayatilaka Mawatha | | Colombo | Sri Lanka | 1 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| THE STANDARD BANK OF SOUTH AFRICA LTD | QFC8ZCW3Q5PRXU1XTM60 | Investor Services, 3rd Floor, 25 Pixley Ka Isaka Seme Street | | Johannesburg | South Africa | 2001 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| UNICREDIT BANK CZECH REPUBLIC AND SLOVAKIA, A.S. | KR6LSKV3BTSJRD41IF75 | Želetavská 1525/1 | | Praha 4 - Michle | Czech Republic | 140 92 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| UniCredit Bank Czech Republic and Slovakia, a.s., Pobocka Zahraničnej Banky | KR6LSKV3BTSJRD41IF75 | Šancová 1/A | | Bratislava | Czech Republic | 813 33 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| UNICREDIT BANK HUNGARY ZRT. | Y28RT6GGYJ696PMW8T44 | Szabadság tér 5-6. HU-1054 Budapest | | Bucharest | Romania | RO-012101 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| UNICREDIT BANK S.A. | 5493003BDYD5VPGUQS04 | 1F Expozitiei Blvd. | | Bucharest | Romania | RO-012101 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| UNICREDIT BANKA SLOVENIJA d.d. | 549300O2UN9JLME31F08 | Šmartinska 140 | | Ljubljana | Slovenia | SI-1000 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| UNION INTERNATIONAL DE BANQUES SA | 549300WKCW12LEPUMV07 | Union Internationale de Banques 65 Av Habib Bourguiba | | Tunis | Tunisia | 1000 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| ZAGREBACKA BANKA D.D. | PRNXTNXHBI0TSY1V8P17 | Savska 62 | | Zagreb | Croatia | 10000 | 10/26/2021 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| CITIBANK KAZAKHSTAN | 95XXGORQK31JZP82OG22 | ул.Зенкова, дом 26/41 | | Almaty | Kazakhstan | 050020 | 05/09/2024 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
| TRADEWEB MARKETS LLC | 5493000G5QHJUY9ZWQ91 | 2200 PLAZA FIVE | | Jersey City | New Jersey | 73114006 | 05/01/2024 | | Third Party arrangement with others with respect to Execute or Trade |

| UNICREDIT BANK SRBIJA A.D. | 52990001O0THU00TYK59 | Jurija Gagarina 12, Belgrade Business Center | | Novi Beograd | Srbija | 11070 | 07/01/2024 | | Third Party arrangement with others with respect to Custody, Clearance, or Settlement |
|---|---|---|---|---|---|---|---|---|---|
| MTS FRANCE | 969500GRHFQL0TGXN535 | 14 PLACE DES REFLETS | | COURBEVOIE | France | 92400 | 12/01/2024 | | Third Party arrangement with others with respect to Execute or Trade |